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                                                                     Exhibit 4.2


              CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES

                                       OF

                             SENIOR PREFERRED STOCK

                                       OF

                             BIZNESSONLINE.COM, INC.
                             a Delaware Corporation

        Pursuant to the Provisions of Section 151 of the General Corporation Law of the State of Delaware.

         BiznessOnline.com, Inc., a Delaware corporation (the "COMPANY"), acting pursuant to Section 151 of the General Corporation Law of Delaware, does hereby submit the following Certificate of Designation of Series and Designation of Rights and Preferences of its Senior Preferred Stock.

         FIRST: The name of the Company is BiznessOnline.com, Inc.

         SECOND: By unanimous consent of the Board of Directors of the Company dated December 31, 2001, the following resolutions were duly adopted:

         WHEREAS the Certificate of Incorporation of the Company authorizes preferred stock consisting of 1,000,000 shares, par value $0.01 per share, issuable from time to time in one or more series; and

         WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of Article Sixth of the Company's Certificate of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

         WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

         NOW, THEREFORE, BE IT RESOLVED that pursuant to Article Sixth of the Company's Certificate of Incorporation, as amended, there is hereby established the following new series of Preferred Stock: 50,000 shares of Senior Preferred Stock (the "SENIOR PREFERRED STOCK"), to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article Sixth as follows:

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SENIOR PREFERRED STOCK.

         1. DEFINITIONS. As used in subsection A of this ARTICLE SIXTH, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "AMENDED CREDIT AGREEMENT" means that certain Credit Facility Agreement dated as of March 16, 2000, as amended, including pursuant to that certain Amendment Number Two to Credit Facility Agreement dated as of December 31, 2001, by and among the Company and the Lenders (as defined therein) thereto (the "Second Amendment"), and as such may be amended from time to time thereafter.

         "BY-LAWS" means the By laws of the Company, as amended and in effect from time to time.

         "BOARD" means the Board of Directors of the Company.

         "CERTIFICATE OF INCORPORATION" means the Certificate of Incorporation of the Company as amended and restated and in effect at the time in question.

         "CHANGE OF CONTROL" means the occurrence of any of the following events: (i) all or substantially all of the Company's assets, on a consolidated basis, are sold as an entirety to any Person or related group of Persons or there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving company (other than a consolidation or merger with a wholly-owned Subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in any case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the sale of assets or consolidation or merger have, directly or indirectly, at least a majority of the common stock of the transferee or continuing or surviving company immediately after such sale of assets or consolidation or merger, (ii) any "person" other than any stockholder who as of the date hereof (including, without limitation, after taking into account the consummation of the transactions contemplated by the Purchase Agreement) is a beneficial owner of more than 30% of the total voting power of the outstanding capital stock of the Company on a Fully-Diluted Basis or an Affiliate of such a stockholder (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act; provided that such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the total voting power of the outstanding capital stock of the Company on a Fully-Diluted Basis.

         "COMMON STOCK" means, collectively, all of the Common Stock, par value $0.01 per share, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or


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stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "EXCHANGE DATE" shall mean (X) January 6, 2002 if, on or before such date, the Senior Preferred Holders have not received the Disclosure Schedules to the Purchase Agreement, (Y) January 31, 2002 if, on or before such date, (i) the Board of Directors of the Company has not received a fairness opinion from an investment banking firm reasonably acceptable to the Board of Directors of the Company to the effect that the transactions contemplated by the Amended Credit Agreement and the Purchase Agreement are fair to the Company from a financial point of view, and (ii) the Senior Preferred Holders have not received an opinion from counsel to the Company reasonably acceptable to the Senior Preferred Holders, in form and substance reasonably satisfactory to the Senior Preferred Holders in accordance with the Purchase Agreement, or (Z) June 30, 2002 if, on or before such date, the Company has not obtained all required State Consents (as defined in the Purchase Agreement), as set forth in SECTION 9.2 of the Disclosure Schedule to the Purchase Agreement.

         "FULLY-DILUTED BASIS" means, when referring to the computation of a percentage of one or more classes of securities held by a Person, the percentage that the number of shares of such class or classes of securities that would be held by such Person after giving effect to the full exercise of any options or warrants, the full conversion of any convertible Securities and the full exchange of any exchangeable Securities held by such Person, whether or not such warrants, options or convertible or exchangeable Securities are then exercisable, convertible or exchangeable, as the case may be, bears to the aggregate number of shares that would be outstanding after giving effect to the full exercise of all warrants or options, the full conversion of any convertible Securities and the full exchange of any exchangeable Securities held by all Persons, whether or not such warrants, options or convertible or exchangeable Securities are then exercisable.

         "FUNDAMENTAL CHANGE" means (a) a sale or transfer of more than 50% of the assets of the Company on a consolidated basis in any transaction or series of related transactions or (b) any merger or consolidation to which the Company is a party or sale of all or substantially all of the outstanding capital stock of the Company, except for a merger in which the Company is the surviving corporation and, after giving effect to such merger, the holders of the Company's outstanding capital stock (on a Fully-Diluted Basis) immediately prior to the merger will own outstanding capital stock of the surviving corporation (on a Fully-Diluted Basis) having a majority of the ordinary voting power to elect the board of directors of the surviving corporation.

         "JUNIOR STOCK" means Common Stock, the Class A Preferred Stock, First Series of the Company and any other shares of capital stock of the Company other than the Senior Preferred Stock and Senior Securities.

         "LIQUIDATION" means, subject to the provisions of SECTION 3, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "LIQUIDATION VALUE" shall mean Original Cost.


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         "MATURITY DATE" means the earliest of (a) the date of a Change of
Control, (b) the date of a Fundamental Change, (c) December 31, 2006, (d) the date of a Liquidation, (e) the Exchange Date or (f) upon the occurrence of any Event of Default under and as defined in the Amended Credit Agreement.

         "NET PROCEEDS" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "ORIGINAL COST" means, with respect to each share of Senior Preferred Stock, $100.

         "PERSON" shall be construed broadly and shall include, without limitation, an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "PURCHASE AGREEMENT" means the Preferred Stock and Warrant Purchase Agreement, dated as of December 31, 2001, between the Company and the [Investor] (as defined therein), as amended, restated or otherwise modified from time to time.

         "RATE PER ANNUM" means the specified rate per annum computed on the basis of actual days elapsed in a 360-day year.

         "REDEMPTION EVENT" has the meaning ascribed to it in SECTION 6(A) of this ARTICLE IV.

         "REDEMPTION PRICE" has the meaning ascribed to it in SECTION 6(A) of this ARTICLE IV.

         "REQUISITE SENIOR PREFERRED HOLDERS" means the holders of a majority of the then outstanding shares of Senior Preferred Stock.

         "SENIOR PREFERRED HOLDERS" means holders of Senior Preferred Stock.

         "SENIOR SECURITIES" means any shares of capital stock of the Company created in compliance with the provisions hereof, which rank senior or prior, or in preference, to the Senior Preferred Stock with respect to dividends or the distribution of the Company's assets upon a Liquidation.

         "STOCKHOLDERS AGREEMENT" means the Investor Rights Agreement of the Company, dated as of December 31, 2001, as amended, restated or otherwise modified from time to time.

         "WARRANT" has the meaning given to such term in the Purchase Agreement.


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         2. DIVIDENDS.

         (a) The Senior Preferred Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Original Cost of the shares of Senior Preferred Stock at the Rate per Annum of 12.0% (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, payable in preference and priority to any payment of any cash dividend on Junior Stock, when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Senior Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue on a quarterly basis whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Senior Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase, acquisition or redemption of any Junior Stock is made by the Company.

         (c) Dividends shall be payable in cash, quarterly in arrears, beginning March 31, 2002 to the extent that funds are legally available therefor and the payment of such dividends does not violate the provisions of any agreement or instrument to which the Company is a party. To the extent dividends are not paid on March 31, 2002 and each June 30, September 30, December 31, and March 31 thereafter, (each a "DIVIDEND REFERENCE DATE") all dividends which have accrued on each share of outstanding Senior Preferred Stock during the period ending on each Dividend Reference Date shall be accumulated and shall remain accumulated and accrue dividends with respect to such share of Senior Preferred Stock until paid in full in cash to the holder thereof, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Each dividend paid in cash shall be mailed to the holders of record of the Senior Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

         3. LIQUIDATION. In the event of any Liquidation of the Company, the Senior Preferred Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Senior Preferred Stock, but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Senior Preferred Stock plus any accrued and unpaid dividends. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Senior Preferred Stock the full amount to which they shall be entitled, the holders of shares of Senior Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Senior Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be


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payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         4. VOTING RIGHTS.

         (a) In addition to the voting rights of the Senior Preferred Holders required by law or pursuant to the Stockholders Agreement, the Purchase Agreement or paragraph (b) of SECTION 5 below, the Senior Preferred Holders shall be entitled to vote with the holders of Common Stock, together as a single class with such holders of Common Stock, on all matters on which such holders of Common Stock shall have a right to vote. The Senior Preferred Holders shall have an aggregate number of votes on all such matters equal to 45% of the total votes held by the holders of Common Stock and the Senior Preferred Holders voting together as a single class (subject to reduction to the extent that any of the Warrants are exercised such that the aggregate number of votes held by the Senior Preferred Holders and the holders of Warrant Shares shall equal 45% of the total votes held by the holders of Common Stock (including the Warrant Shares) and the Senior Preferred Holders, voting together as a single class), and each Senior Preferred Holder shall have its pro rata portion of the total votes held by all the Senior Preferred Holders based upon the aggregate number of shares of Senior Preferred Stock it holds as of the date of such vote or, if earlier, the record date therefor, if any.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Senior Preferred Holders:

                  (i) in any manner authorize, issue or sell any shares of (A) Senior Preferred Stock other than as contemplated by the Purchase Agreement or (B) Senior Securities or (C) Capital Stock that ranks pari passu with the Senior Preferred Stock with respect to dividends or the distribution of the Company's assets upon a Liquidation;

                  (ii) reclassify, cancel or in any manner alter or change the terms, designations, powers, preferences or relative, optional or other special rights, or the qualifications, limitations or restrictions, of the Senior Preferred Stock;

                  (iii) amend, repeal, modify or otherwise change any provision of this ARTICLE SIXTH (whether by merger, consolidation or otherwise);

                  (iv) amend, repeal or modify any provision of the Certificate of Incorporation or By-laws in a manner that would adversely affect the powers, preferences, privileges or rights of the Senior Preferred Stock or Senior Preferred Holders;

                  (v) take any action that would result in an increase in the principal amount of the Company's aggregate outstanding indebtedness of Five Million Dollars ($5,000,000) or more, in one or more transactions;


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                  (vi) redeem, acquire, purchase or repurchase, or agree or
         undertake to do any of the foregoing with respect to, any Capital Stock of the Company, other than Senior Securities and the Senior Preferred Stock;

                  (vii) declare, set aside or pay any dividends or otherwise make any distributions in respect of any Capital Stock of the Company, other than the Senior Preferred Stock and Senior Securities;

                  (viii) make any material change in the nature of the Company's business as it existed on December 31, 2001;

                  (ix) increase the number of directors constituting the Board of Directors to more than six (6) directors;

                  (x) enter into any contract, arrangement or transaction with an affiliate of the Company, other than a direct or indirect wholly-owned subsidiary of the Company; or

                  (xi) effect any sale, lease or other disposition of assets (including assets or capital stock of the Company's subsidiaries) with a fair market value in excess of $1,000,000.

         5. SENIOR PREFERRED DIRECTOR.

         (a) ELECTION. The Senior Preferred Holders shall be entitled to elect one (1) director to the Company's Board of Directors, to serve for a term of three (3) years or, longer, until his successor is duly elected and qualified. The director elected by the Senior Preferred Holders shall serve on the audit committee (or similar committee) and compensation committee (or similar committee) of the Company's Board of Directors, if any.

         (b) QUORUM. At any meeting held for the purpose of electing directors to be elected by the Senior Preferred Holders, the presence in person or by proxy of the Requisite Senior Preferred Holders shall constitute a quorum of the Senior Preferred Stock for the election of the director to be elected solely by the Senior Preferred Holders.

         (c) REQUIRED VOTE. With respect to the election of any director by the Senior Preferred Holders, such director may be elected by the affirmative vote of the Requisite Senior Preferred Holders at a meeting duly called for such purpose at which a quorum is present or by written consent of signed by the Requisite Senior Preferred Holders.

         (d) VACANCY. If there shall be any vacancy in the office of the director elected by the Senior Preferred Holders, then a successor to hold office for the unexpired term of such director may be elected by the affirmative vote of the Requisite Senior Preferred Holders at a meeting duly called for such purpose at which a quorum is present or by written consent signed by the Requisite Senior Preferred Holders.


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         (e) REMOVAL. Any director who shall have been elected to the Board of
Directors of the Company by the Senior Preferred Holders may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the Requisite Senior Preferred Holders at a meeting duly called for such purpose at which a quorum is present or by written consent signed by the Requisite Senior Preferred Holders, and any vacancy created by such removal may be filled only in the manner provided herein.

         (f) PROCEDURES. Any meeting of the Senior Preferred Holders and any action taken by the Senior Preferred Holders by written consent without a meeting in order to elect or remove a director hereunder shall be held in accordance with the procedures and provisions of the Company's Bylaws, the Delaware General Corporation Law and applicable law regarding shareholder meetings and shareholder actions by written consent, as such are then in effect (including, without limitation, the procedures and provisions for determining the record date for shares entitled to vote).

         (g) NO EFFECT. The provisions of this SECTION 5 shall not affect in any manner any other voting rights which the Senior Preferred Holders may have pursuant hereto, the Company's Certificate of Incorporation or applicable law.

         6. REDEMPTION.

         (a) Unless the provisions of this SECTION 6 are waived by the Requisite Senior Preferred Holders, the Company shall redeem all of the shares of Senior Preferred Stock then outstanding on the Maturity Date. The per share redemption price at which shares of Senior Preferred Stock are to be redeemed pursuant to this SECTION 6(A) shall be equal to the Liquidation Value plus any accrued and unpaid dividends (the "REDEMPTION PRICE"). To the extent that the Company does not have funds legally available to redeem all of the Senior Preferred Stock, the Company shall, to the extent of its funds legally available therefor, redeem the Senior Preferred Stock from the Senior Preferred Holders on a pro rata basis based upon the number of shares of Senior Preferred Stock held by each such holder, and all remaining shares of Senior Preferred Stock shall be exchanged in accordance with SECTION 7 hereof.

         (b) On and after the payment of the Redemption Price or any date set for redemption (the "REDEMPTION DATE") pursuant to this SECTION 6 (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Senior Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (c) Any communication or notice relating to redemption given pursuant to this SECTION 6 shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Senior Preferred Holders, at their respective addresses as the same shall


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appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (d) At any time on or after the Redemption Date, the Senior Preferred Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class A Preferred Stock to be redeemed.

         (e) Any redemption payments by the Company pursuant to this SECTION 6 shall be paid in cash by wire transfer of immediately available funds or bank or cashier's check.

         (f) Any shares of Senior Preferred Stock which are redeemed, or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Senior Preferred Stock but such shares shall become unclassified Preferred Stock of the Company (as treasury shares).

         7. EXCHANGE.

         (a) If the Company is to redeem the Senior Preferred Stock on the Exchange Date pursuant to SECTION 6 hereof, to the extent that the Company does not have funds legally available to redeem all of the shares of Senior Preferred Stock on such date, the Company shall exchange all of the shares of Senior Preferred Stock then outstanding on the Exchange Date and not so redeemed, plus all accrued and unpaid dividends thereon, into senior secured debt of the Company pursuant to Section 1.1 of the Second Amendment (the "Exchanged Debt") with a principal amount of $1,000 for each $1,000 of Liquidation Value of such Senior Preferred Stock and accrued, but unpaid dividends thereon. The Exchanged Debt shall be on terms and conditions which are the same as the terms and conditions (including, without limitation, provisions for the payment of interest and repayment of principal) as all other indebtedness for borrowed money under the Amended Credit Agreement, and shall be secured by the same collateral as the debt under the Amended Credit Agreement, in each case MUTATIS MUTANDIS. The exchange of shares of Senior Preferred Stock pursuant to this
SECTION 7 shall be effective immediately prior to the event giving rise to the Company's redemption obligation.

         (b) The Exchanged Debt shall be noted on the appropriate books and records of the Company and its subsidiaries and the lender(s) under the Amended Credit Agreement. The Company hereby acknowledges its intent that the Exchanged Debt comply with all the laws, regulations and orders of and/or administered by the Federal Communications Commission, any state public utility commission, public service commission or other similar governmental agency, authority, commission or body having jurisdiction over the Company's business, or any other statutory and regulatory requirements applicable to the Senior Preferred Holders (or any subsequent holder) relating to its ownership, exercise and/or other realization of rights in connection herewith. If at any time the terms and conditions of any such ownership, exercise or other ability to realize upon rights under this SECTION 7 violates, is in conflict with or requires any consent under any such legal requirements, THEN the Company will use its


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best efforts to amend the underlying documents (or the relevant rights therein)
and/or to file and prosecute (or to cause others to file and prosecute) applications for any such consent in order to enable the Company and the Senior Preferred Holders (or such subsequent holder) to be in compliance in all material respects with such legal requirements.

         (c) An exchange pursuant to this SECTION 7 shall be made no less than 30 days following the Exchange Date on the date therefor fixed by the Company for the exchange (the "Exchange Date") and upon surrender of the certificate or certificates representing the shares of Senior Preferred Stock to be exchanged hereunder.

         8. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Senior Preferred Stock, the Company will (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the shares of Senior Preferred Stock, dated the date of such lost, stolen, destroyed or mutilated certificate. No Senior Preferred Holder shall be required to provide the Company or any Person with an indemnity or surety bond in the case of a lost, stolen or destroyed certificate, but the holder of a mutilated certificate shall only be entitled to a replacement certificate upon presentation of such mutilated certificate.

         9. AMENDMENT AND WAIVER. No amendment, modification or any other change, directly or indirectly, in any manner with respect to any term or provision of this Certificate or the Senior Preferred Stock will be valid without the prior written consent of the Requisite Senior Preferred Holders.

         10. NOTICES. All notices will be in writing and will be delivered by registered or certified mail, return receipt requested, postage prepaid and will be deemed to have been given when so mailed (i) to the Company, at its principal executive offices and (ii) to the holder of the Senior Preferred Stock, at such holder's address as it appears in the stock records of the Company (unless otherwise indicated by any such holder).


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IN WITNESS WHEREOF, Bizness Online, Inc. caused this Certificate to be signed by its Chief Executive Officer and attested to by its Vice President, respectively, on this 31st day of December 2001.


                                            BIZNESSONLINE.COM, INC.


                                            By: /s/ Mark E. Munro
                                               --------------------
                                               Name: Mark E. Munro
                                               Title: Chief Executive Officer


ATTEST:

/s/ Daniel J. Sullivan
------------------------
Name: Daniel J. Sullivan
Title: Vice President




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